FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date November 21, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

November 21, 2005

News Release:

       05-08

CNQ: CDGI

OTC Bulletin Board: CDGEF

For Further Information Contact:

James Devonshire, President

CDG Investments Inc. Announces Pricing of Dividend

CDG Investments Inc. (“CDG”) announces that the total value of its previously announced dividend consisting of substantially all of its shareholdings in Manson Creek Resources Ltd. (“Manson Creek”-MCK-TSX-V) and Northern Abitibi Mining Corp. (“Northern Abitibi”-NAI-TSX-V) along with cash of $0.01 per common share of CDG, as at the market closing on the record date of November 16, 2005 is $3.64 per 100 CDG shares or $0.0364 per share Cdn.

CDG has also filed a Form 45-102F1 – Notice of Intention to Distribute up to 5,354,190 common shares of Manson Creek and 7,495,866 common shares of Northern Abitibi Mining Corp.   The common shares will be qualified for the November 30, 2005 distribution.

For non-resident shareholders the requisite withholding tax payable on the dividend will be withheld.  The effective date of the distribution will be November 30, 2005.

In addition, CDG will be reserving for issuance an additional 330,000 common shares pursuant to the Warrant Indenture Agreement dated October 17, 2000.  The Common Shares to be acquired on exercise of each Warrant will be adjusted by a factor of 1.11 which means each Warrantholder will receive 1.11 Common Shares at $0.65 per share upon exercise of each Warrant.

As part of an ongoing effort to rationalize and diversify its assets, the Board of Directors concluded that this distribution is in the best interests of CDG shareholders. Although each company has interests in properties of merit, the value of CDG’s holdings in these companies does not  appear to be  reflected in the share price of CDG, nor is it likely that any potential future increases would  be adequately reflected in the share price of CDG.

“James Devonshire”

James Devonshire, President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The CDG Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of CDG’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of CDG. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CDG’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in CDG’s filings with the Canadian securities authorities. Accordingly, holders of CDG shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.  CDG disclaims any responsibility to update these forward-looking statements.